File No. 1-8610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission File Number l-8610

AT&T SAVINGS PLAN

AT&T INC.

175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2005	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	8
Schedule H, Line 4(j) – Schedule of Reportable Transactions	14

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AT&T Inc., Plan Administrator

for AT&T Savings Plan

We have audited the accompanying statements of net assets available for benefits of AT&T Savings Plan (formerly SBC Savings Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Antonio, Texas

June 20, 2006

AT&T SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	December 31,
	2005	2004
ASSETS

Investments	$6,489,357	$6,321,424
Market value of securities on loan	160,544	141,190
Total Investments (See Note 3)	6,649,901	6,462,614

Securities lending collateral	163,643	144,331
Dividends and interest receivable	134	50
Receivable for investments sold	321	537
Other receivables	2	1

Total Assets	6,814,001	6,607,533

LIABILITIES

Overdrafts	78	-
Payable for investments purchased	2,065	-
Administrative expenses payable	1,378	1,859
Securities lending payable	163,643	144,331

Total Liabilities	167,164	146,190

Net Assets Available for Benefits	$6,646,837	$6,461,343

See Notes to Financial Statements.

AT&T SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2004	$6,461,343

Additions to Net Assets:
Contributions:
Participant contributions	333,432
Employer contributions	160,847

494,279

Investment Income:
Dividends on AT&T common shares	111,202
Net appreciation in value of investments	93,958
Interest	60,073
Income on collateralized securities	301

265,534

Total Additions	759,813

Deductions from Net Assets:
Administrative expenses	6,350
Distributions	562,534
Transfer to other plans (see Note 1)	5,435

Total Deductions	574,319

Net Assets Available for Benefits, December 31, 2005	$6,646,837

See Notes to Financial Statements.

AT&T SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.

Plan Description - The AT&T Savings Plan (Plan), formerly known as the SBC Savings Plan, was established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Certain participants of the Plan transferred to positions that provide for employees to save for retirement under the AT&T Savings and Security Plan. These transfers totaled $15 during 2005. Additionally, in November 2005, AT&T sold its paging subsidiary, American Messaging Services (AMS). Plan assets of $5,420 associated with the AMS participants were transferred out of the plan on December 1, 2005.

Participants can invest their contributions in one or more of the following funds in 1% increments: the AT&T Shares Fund, the Bond Fund, the Large Cap Stock Fund, the Interest Income Fund, the Asset Allocation Fund, the Global Equity Fund, the Mid and Small Cap Stock Fund and the International Stock Fund.

Company matching contributions are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA will be paid into the AT&T Shares Fund. During 2005, Plan participants elected to receive $26,880 in dividend distributions. This amount is included in distributions on the statement of changes in net assets.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.

Accounting Policies - The values of investments are determined as follows: AT&T common shares on the basis of the closing price as reported on the New York Stock Exchange; contracts with insurance companies and other financial institutions at principal plus reinvested interest which approximates fair value; common collective trust funds at values obtained from fund managers; and temporary cash investments at cost which approximates fair value; assets supporting synthetic contracts are valued at quoted market prices. Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain prior year balances related to securities lending have been reclassified to conform to the current year presentation.

AT&T SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

3.	Investments - Investments representing 5% or more of Plan net assets at either December 31, 2005 or 2004 were:

	2005	2004
Employee Stock Ownership Plan*
AT&T common shares	$1,149,595	$1,139,261

AT&T Shares Fund
AT&T common shares	$941,148	$1,060,087

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	$1,354,113	$1,395,114

Asset Allocation Fund
Barclays Global Investors U.S. Tactical Asset Allocation Fund F	$480,979	$446,586

Mid and Small Cap Stock Fund
Extended Equity Market Fund F	$551,163	$431,957

*	Nonparticipant-directed

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common Stock	$(110,768)
Common Collective Trusts	204,726
Total	$93,958

The Interest Income Fund consists of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset. For the years ended December 31, 2005 and 2004, the average interest rates earned on these contracts were 4.23% and 4.21%. At December 31, 2005 and 2004, the fixed crediting interest rates on these contracts ranged from 1.66% to 7.62%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2005 or 2004.

The Interest Income Fund invests in both guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). However, as of December 31, 2005 the Interest Income Fund no longer held investments in GICs. SICs differ from GICs in that the assets supporting the SICs are owned by the Plan. A bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the GICs and SICs generally consist of high quality fixed income securities with a fair value of $1,156,725 and $1,177,818 at December 31, 2005 and 2004.

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Securities Lending

The Plan is authorized to engage in the lending of certain Interest Income Fund assets. Securities lending is an investment management enhancement that utilizes the existing securities (fixed income investments) of the Plan

AT&T SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. Government securities as a safeguard against possible default of any borrower on the return of the loan. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S., or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. Securities on loan and collateral held under this program at December 31, 2005 and 2004 are reported on the accompanying statements of net assets available for benefits. The reported collateral includes noncash holdings of $570 and $13,776 at December 31, 2005 and 2004. Income earned on securities lending is used to offset the administrative expenses of the Plan and was $301 for the year ended December 31, 2005.

4.

Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2005	2004
Assets
AT&T common shares	$1,149,595	$1,139,261
Temporary cash investments	623	919
Dividends and interest receivable	3	3
Receivable for investments sold	321	537
Other receivables	2	1
Total Assets	1,150,544	1,140,721

Liabilities
Overdrafts	78	-
Administrative expenses payable	204	289
Total Liabilities	282	289

Net Assets Available for Benefits	$1,150,262	$1,140,432

2005

Net Assets Available for Benefits, December 31, 2004	$1,140,432

Employer contributions [1]	162,294
Interest income	47
Net depreciation in fair value of investments	(55,471)
Administrative expenses	(690)
Distributions	(71,465)
Transfers to other fund(s)	(24,881)
Transfers to AT&T Savings and Security Plan	(4)
9,830

Net Assets Available for Benefits, December 31, 2005	$1,150,262

1 Employer contributions includes forfeitures allocated from the AT&T Shares Fund.

AT&T SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

5.	Tax Status - The Plan has received a determination letter from the Internal Revenue Service dated

March 18, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to receiving this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2005	2004

Net Assets Available for Benefits per the financial statements	$6,646,837	$6,461,343

Less: Distribution payable to participants	(900)	(2,049)

Net Assets Available for Benefits per the Form 5500	$6,645,937	$6,459,294

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Distributions to participants per the financial statements	$562,534

Add: Distributions payable to participants at December 31, 2005	900

Less: Distributions payable to participants at December 31, 2004	(2,049)

Distributions to participants per the Form 5500	$561,385

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Employee Stock Ownership Plan
*	AT&T common shares	46,941,412 shares	$871,512	$1,149,595
*	Mellon Trust of New England, National
	Association Total Employee Stock
	Ownership Plan	Temporary cash investment	623	623
	Total Employee Stock Ownership Plan		872,135	1,150,218

AT&T Shares Fund
*	AT&T common shares	38,429,904 shares		941,148
*	Mellon Trust of New England, National
	Association	Temporary cash investment		27,477
	Total AT&T Fund		**	968,625

Bond Fund
*	Barclays Global Investors Intermediate
	Government/Credit Bond Index Fund F	12,691,653 units	**	219,566

Large Cap Stock Fund
*	Barclays Global Investors Equity
	Index Fund F	75,733,394 units	**	1,354,113

Interest Income Fund
	Bank of America Wrapper	Synthetic GIC
		#99-058, IR, ***		2,819
	Amex. Optima CC MT	Monoline Credit Card		4,910
	Cendant Timeshare Receivables Funding	Collateralized Mtg Obligation Commercial/Corporate		1,315
	Caterpillar Fin Asset Trust	Large Equipment Loan		9,051
	Countrywide Home Loans	Home Equity SrSub		10,808
	Daimler Chrysler	Prime Auto		11,193
	Delta Funding HEL Trust	Home Equity Monoline		715
	Fleet Credit Card MT	Bank Credit Card		5,001
****	Federal Home Loan Mortgage Company	Agency Debenture		4,160
****	Federal Home Loan Mortgage Company	Agency Debenture		9,550
	Federal Home Loan Mortgage Corp	Agency NAS		11,014
	Federal National Mtg. Assn.	Agency MF BLN		7,374
	Federal National Mtg. Assn GTD	Agency FIX		6,234
	Federal National Mtg. Assn. Grantor Trust	Agency MF FIX		8,505
	Federal National Mtg. Assn. Grantor Trust	Home Equity Agency		3,770
****	Federal National Mtg. Assn.	Agency Debenture		4,882
	Federal National Mtg. Assn Whole Loan	Home Equity Agency		9,546
	Federal National Mtg. Assn Whole Loan	FNMA Remic		6,139
	GE Commercial Equipment Financing Lease	Large Equipment Loan		8,804
	Household Auto Trust	Sub Prime Auto		8,323

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	MBNA Master Trust	Monoline Credit Card	2,429
	Nordstrom Pvt. Lbl. CC MT	Retail Credit Card	7,213
****	United States Treasury	Treasury Note	13,686
****	United States Treasury	Treasury Note	11,888
	Wachovia Auto Owner Trust	Prime Auto	11,665
	Cash on Hand	Cash	924
			181,918

	JP Morgan Chase Wrapper	Synthetic GIC
		#426423-T, IR, ***	1,985
	Citibank Credit Card	Bank Credit Card	5,031
	Caterpillar Fin Asset Trust	Large Equipment Loan	974
	Chase Insurance Trust	Bank Credit Card	11,938
	Chase Insurance Trust	Bank Credit Card	11,863
	Carmax Auto Owner	Prime Auto	10,579
	Federal Home Loan Mtg Corp	Agency NAS	8,151
	Federal Home Loan Mtg Corp	Agency NAS	11,068
	Federal Home Loan Mtg Corp	Agency PAC	3,583
	Federal Home Loan Mtg Corp	Agency PAC	10,094
	Federal National Mtg. Assn. - Adj Rate Mtg.	Agency HYB PP	14,063
	Federal National Mtg. Assn. - Adj Rate Mtg.	Agency HYB PP	11,319
	Federal National Mtg. Assn. - Adj Rate Mtg.	Agency HYB PP	11,182
	Federal National Mtg Assn. Whole Loan	Home Equity Agency	3,887
	Federal National Mtg Assn. Whole Loan	Home Equity Agency	12,235
	Federal National Mtg Assn. Whole Loan	Agency RP ARM	2,671
	GMACC Commercial MTG Securities	Conduit	9,316
	John Deer Owners Trust	Large Equipment Loan	11,111
	MBNA Master Credit Card Trust	Monoline Credit Card	8,177
	Marriot Vacation Club Owner Trust	Collateralized Mtg Obligation Commercial/Corporate	2,301
	Navistar Financial Owner Trust	NonPrime Auto	10,622
	Residential Asset Security	Home Equity Monoline	5,159
	Sallie Mae Student Loan Trust	Agency Student Loan	8,085
	USAA Auto Owners Trust	Prime Auto	8,970
****	United States Treasury	Treasury Note	10,830
****	United States Treasury	Treasury Note	9,767
****	United States Treasury	Treasury Note	9,650
	Cash on Hand	Cash	1,946
			226,557

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Metropolitan Life Wrapper	Synthetic GIC
	#28456, IR, ***	1,988
Bank One Insurance Trust	Bank Credit Card	11,610
Carmax Auto Owner	NonPrime Auto	5,345
Caterpillar Financial Asset Trust	Large Equipment Loan	3,078
Commercial Mtg Ast Trust	Conduit	10,495
Countrywide Asset-backed Certificates	Home Equity SrSub	10,259
Countrywide Asset-backed Certificates	Home Equity SrSub	9,692
Daimler Chrysler	Prime Auto	11,304
Federal Home - Adj Rate Mtg.	Agency Hybrid	5,623
Federal Home - Adj Rate Mtg.	Agency Hybrid	6,283
Federal Home Loan Mortgage Corp	Agency PAC	11,649
Federal Home Loan Mortgage Corp	Agency NAS	16,040
Federal Home Loan Mortgage Corp	Agency SEQ	11,818
Federal Home Loan Mortgage Corp	Agency PAC	8,520
Federal National Mortgage - Aces	Agency MF FIX	3,433
Federal National Mtg Assn. - Adj Rate Mtg.	Agency Hybrid	4,063
Federal National Mtg Assn- GTD	Home Equity Agency	5,894
FNR	Agency PAC	10,478
FSPC	Home Equity Agency	4,427
GSAA	Home Equity SrSub	6,862
Morgan Stanley Mortgage Loan Trust	Collateralized Mtg Obligation Commercial/Corporate	6,143
Resid Asset Management Production Inc.	Home Equity Monoline	7,573
Sallie Mae Student Loan Trust	Agency Student Loan	5,801
Wachovia Auto Owner Trust	Prime Auto	11,883
Cash on Hand	Cash	2,737
		192,998

Monumental Wrapper	Synthetic GIC
	#R, IR, ***	2,937
Amex. Optima CC MT	Monoline Credit Card	6,913
Cabellas Credit Card MT	Retail Credit Card	3,827
Citibank Credit Card IT	Bank Credit Card	10,208
Citibank Credit Card IT	Bank Credit Card	12,015
Chase Credit Card MT	Bank Credit Card	7,543
Commercial Mortgage Acceptance Corp.	Collateralized Mtg Obligation	8,224
Capital One Auto Finance Trust	SubPrime Auto	8,444
Capital One Master Trust	Monoline Credit Card	10,034
Credit Suisse First Boston	Conduit	213
Countrywide Asset-backed Certificates	Home Equity SrSub	4,474
Federal Home Loan Mortgage Corp	Agency PAC	11,776
Federal Home Loan Mortgage Corp	Agency PAC	12,027
Federal National Mtg.	Agency MF BAL	7,429

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	Federal National Mtg.	Agency MF BLN	7,780
****	Federal National Mtg Assn - Adj. Rate. Mtg.	Agency Hybrid	4,829
	Federal National Mtg Assn - Adj. Rate. Mtg.	Agency Hybrid PP	3,884
****	Federal National Mtg Assn	Agency Debenture	10,829
	Federal National Mtg Assn Whole Loan	Home Equity Agency	6,126
	Federal National Mtg Assn Whole Loan	Home Equity Agency	781
	Honda Auto Receivables	Prime Auto	8,951
	Pinnacle CBO FSA Ins.	AB-HmEq2nd Mono	646
	Residential Funding Mtg. Securities	Home Equity 2nd Monoline	8,747
****	United States Treasury	Treasury Note	19,846
****	United States Treasury	Treasury Note	9,740
	Vanderbilt Mortgage Finance	Mfg Hsg Senior Sub	794
	Cash on Hand	Cash	1,345
			190,362

	State Street Wrapper	Synthetic GIC
		#99038, IR, ***	2,305
	Commercial Mortgage Acceptance Corp.	Collateralized Mtg Obligation	8,224
	Capital One Multi-Asset Execution Trust	Monoline Credit Card	11,658
	Commercial Mtg Pass-Thru Cert	Conduit	10,379
****	Federal Home Loan Mtg. Corp	Agency Debenture	17,700
	Federal National Mtg. Assn. Rec.	Agency PAC	10,137
	Federal National Mtg. Assn. Rec.	Agency PAC	8,391
	Federal National Mtg. Assn. - Adj Rate Mtg.	Agency Hybrid	6,353
	Federal National Mtg. Assn. Whole Loan	Home Equity Agency	757
	Household Auto Trust	SubPrime Auto	12,365
	John Deer Owners Trust	Large Equipment Loan	10,207
	KEYCORP	Conduit	222
	MBNA Master Trust	Monoline Credit Card	8,983
	MBNA Master Trust	Monoline Credit Card	11,877
	Nomura Asset Securities Corporation	Conduit	11,671
	New Century Home Equity Loan Trust	Home Equity Monoline	6,082
****	United States Treasury	Treasury Note	8,308
****	United States Treasury	Treasury Note	5,079
****	United States Treasury	Treasury Note	7,792
****	United States Treasury	Treasury Note	14,830
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm	9,986
	World Omni Auto Receivables Trust	AB-Prime Auto	4,916
	Cash on Hand	Cash	1,684
			189,906

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

	UBS Wrapper	Synthetic GIC
		#5030, IR, ***		2,916
	Americredit Auto. Rec	SubPrime Auto		3,990
	Bank One Insurance Trust	Bank Credit Card		3,370
	Citibank Credit Card IT	Bank Credit Card		9,881
	Chase Manhattan Auto Owns	Prime Auto		10,737
	Chase Funding Mort Ln.	Conduit		9,569
	Federal Home Loan Mtg. Corp	Agency Hybrid		290
	Fannie Mae Grantor Trust	Agency MF Fix		12,620
****	Federal National Mortgage Assn.	Agency Debenture		15,255
	Federal National Mtg. Assn. Rec.	Agency PAC		11,381
	Federal National Mtg. Assn. Rec.	Agency PAC		1,638
	Federal National Mtg. Assn. Whole Loan	Home Equity Agency		3,894
	Federal National Mtg. Assn. Whole Loan	Home Equity Agency		3,035
	Freddie Mac Structured Pass-through Sec.	Home Equity Agency		5,811
	GE Equipment Small Ticket LLC	SmEqLse		12,037
	Household Private Lab MT2	Retail Credit Card		10,087
	Morgan Stanley Auto Loan Trust	Prime Auto		11,757
	Morgan Stanley Capital	Conduit		11,447
	Nissan Auto Owners Trust	Prime Auto		11,891
	Structured Asset Securities Corp	Collateralized Mtg Obligation Commercial/Corporate		7,998
	Salomon Brothers Mortgage Securities VII	Conduit		2,582
	USAA Auto Owners Trust	Prime Auto		11,838
****	United States Treasury	Treasury Notes		3,910
	Wells Fargo Mortgage-backed Securities Trust	Nag PT Arm		8,949
	Cash on Hand	Cash		3,051
				189,934
*	Mellon Trust of New England, National
	Association	Temporary cash investment		29,846

	Total Interest Income Fund		**	1,201,521

Asset Allocation Fund
*	Barclays Global Investors U.S. Tactical
	Asset Allocation Fund F	24,440,002 units		480,979

Global Equity Fund
*	Barclays Global Investors U.S. Equity
	Market Fund F	5,390,495 units		177,725
*	Barclays Global Investors EAFE Equity
	Index Fund F	2,650,134 units		64,292
	Total Global Equity Fund			242,017

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2005

(Dollars in Thousands)

	Description of		Current
Identity of Issue	Investment	Cost	Value

Mid and Small Cap Stock Fund
Extended Equity Market Fund F	24,984,717 units	551,163

International Stock Fund
International Stock	13,007,014 units	315,550

Loan Fund
* Loans to Plan Participants	6.25% - 8.25%	166,149

TOTAL		$6,649,901

*	Party-in-Interest.
**	Participant-directed investment, cost not required.
***	Synthetic Insurance Contracts, no stated maturity..

**** Investment balances have been adjusted to include the market value of securities on loan, which are reclassified for financial statement presentation.

AT&T SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4(j) – SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

(Dollars in Thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (3) – Series of Transactions in Excess of 5 Percent of Plan Assets

*Mellon Trust of New England, N. A.	Pooled Employee Funds Daily Liquidity Fund	$190,110	$–	$190,110	$190,110	$–

*Mellon Trust of New England, N. A.	Pooled Employee Funds Daily Liquidity Fund	–	190,407	190,407	190,407	–

* All transactions were purchased and sold on the market.

There were no Category (1), (2) or (4) reportable transactions during the year ended December 31, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T SAVINGS PLAN

By AT&T Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June	23, 2006

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm